[AMBOW EDUCATION HOLDING LTD. LETTERHEAD]

January 5, 2018

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed December 19, 2017
File No. 333-220207

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of December 28, 2017 with respect to the Registration Statement on Form F-1/A (the “F-1”) filed on December 19, 2017 by the Company (File No.: 333-220207). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Form F-1 (the “Amended F-1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Regulations, page 88

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education, page 89

1.	We have considered your response to prior comment 4. Consistent with your response, please revise and update your disclosure in this section and in Management’s Discussion and Analysis to discuss your evaluation of the known uncertainties arising from the amendment to the Law for Promoting Private Education.

RESPONSE: The Company respectfully advises the Staff that we have revised the disclosure in page 54 in this section and page 90 under Management's Discussion and Analysis of the Amended F-1.

Dr. Jin Huang

Ambow Education Holding Ltd.

December 28, 2017

Corporate Structure, page 101

2.	We note your revised disclosure on page 1 that you now have three business divisions and that the new division of “Other” is provided through IValley Beijing Technology Co. Ltd. (“IValley Beijing”). On page 49, you disclose that IValley Beijing was established in September 2017 and is a 100% subsidiary of Intelligent Valley Polytron Technologies Inc. (“IValley”), which is a VIE subsidiary of Ambow Education Management (Hong Kong) Ltd. (“Ambow Education Management”). We are unable to locate Intelligent Valley Polytron Technologies Inc. (“IValley”) or IValley Beijing in your organizational chart on page 101. Please revise and advise.

RESPONSE: The Company respectfully advises the Staff that we have revised the organizational chart on page 5 and page 101 to include IValley Co., Ltd. ("IValley") and IValley Beijing Technology Co. Ltd. ("IValley Beijing"). We have unified the English translation name of our Taiwanese company to IValley Co., Ltd. instead of Intelligent Valley Polytron Technologies Inc.

3.	We note from the VIE agreements filed as Exhibits 10.67 through 10.71 that Intelligent Valley Polytron Technologies Inc. (“IValley”) is a Taiwanese company. Please disclose this fact. Discuss why you are operating through a VIE in Taiwan to conduct your new business division in the PRC through IValley Beijing. As appropriate, provide risk factor and other disclosure discussing relevant Taiwanese government regulation and specific risks of using a VIE structure in Taiwan.

RESPONSE: The Company respectfully advises the Staff that we have revised the disclosure in the Amended F-1. The fact that IValley is a Taiwanese company is disclosed on pages 20 and 49. The VIE in Taiwan was set up for possible future business development in Taiwan since Ambow Education Management (Hong Kong) Ltd. is a Hong Kong entity with ultimate shareholders from PRC, which may have restrictions when investing in Taiwan. There is no business conducted through IValley in Taiwan as of the date hereof and it only serves as a holding company. We have included the risks of using a VIE structure in Taiwan in the section "Risks related to regulation of our business and our corporate structure" on page 22 of the Amended F-1.

For the new business conducted through IValley Beijing, foreign investment is encouraged to participate in the intellectualized operational service business according to the Foreign Investment Catalog. We believe there are no extra risks or regulations other than those we already disclosed regarding the operation of IValley Beijing.

4.	Please revise your organizational chart to insert the footnote numbers so that it is clear to what entity or entities the footnotes relate.

RESPONSE: The Company respectfully advises the Staff that we have revised the organizational chart on page 101 to include the related footnotes.

Dr. Jin Huang

Ambow Education Holding Ltd.

December 28, 2017

Financial Statements

18. Disposal of Subsidiaries, page F-72

5.	We note from page 66 that you reduced operating expenses for the nine months ended September 30, 2017 through a RMB 33.6 million reversal of a bad debt provision due to the disposal of Ambow Online. In light of the significance of this reversal to your reported operating income and income before income tax and non-controlling interests for the nine months ended September 30, 2017, please tell us the following:

•	Give us the journal entries with which you booked the Ambow Online transaction and explain for us how you accounted for the sale of Ambow Online; Please refer to all pertinent authoritative accounting literature in your response.

RESPONSE: During the years from 2012 to 2014, in light of the investigations and control by JPL, management was unable to concentrate on business operations. As a result, Ambow Online had difficulty collecting accounts receivables and other receivables amounting to RMB 33,605 and for financial reporting purposes, recognized them as bad debt expenses. During the disposal of Ambow Online, the third party buyer believed that they could collect those receivables, including the unrecognized receivables, through its own methods and benefit from the recollection. As mutually agreed, the receivables amounting to RMB 33,605 were identified as part of the assets of Ambow Online transferred to the buyer. The journal entry of reversal of bad debt provision in Ambow Online is as below:

DR: Accounts Receivable – different customers	RMB	22,803

DR: Other Receivable – different parties	RMB	10,802

CR: General and Administrative Expenses – Bad Debt	RMB	33,605

Operating results of Ambow Online, including the reversal of bad debt provision, for the eight months ended August 31, 2017 were included in the statement of operation of the Company for the nine months ended September 30, 2017.

After the reversal of bad debt provision, the assets, liabilities and net assets of Ambow Online were as below:

Amount
Cash	382
Amount due from Ambow Group	573,327
Other assets	57,537
Total assets	631,246

Deferred revenue	7,292
Accounts payable	9,176
Accrued and other liabilities	55,482
Income taxes payable	123,501
Total liabilities	195,451

Total Equity	435,795

Dr. Jin Huang

Ambow Education Holding Ltd.

December 28, 2017

As of August 31, 2017, Ambow Online had a receivable balance of RMB 573,327 due from the Company, and also net assets attributable to the Company of RMB 435,795. As part of the disposal agreement, the Company offset the payables to Ambow Online with Ambow Online’s net assets attributable to the Company as of August 31, 2017. After offsetting, the payable balance due to Ambow Online by the Company was RMB 137,532. It was according to ASC 323-10-35-7 intra-entity gains and losses and 810-10-40-3A through 40-5 deconsolidation of a subsidiary or a de-recognition of a group of assets.

The journal entry of offset by the Company is as below:

DR: Net Assets of Ambow Online attributable to the Company	RMB	435,795

CR: Amount due to Ambow Online	RMB	435,795

The Company also derecognized the recovered receivables, all other assets and all liabilities of Ambow Online as of the disposal date on August 31, 2017 as below:

DR: Deferred revenue	RMB	7,292

DR: Accounts payable	RMB	9,176

DR: Accrued and other liabilities	RMB	55,482

DR: Income tax payable	RMB	123,501

CR: Cash	RMB	-382

CR: Other assets	RMB	-57,537

CR: Amounts due from Ambow Group	RMB	-137,532

•	Quantify and describe for us the assets and liabilities assumed by the third party purchaser; and

RESPONSE: The Company respectfully advises the Staff that the assets and liabilities assumed by the third party purchaser were the same as those derecognized by the Company as in abovementioned response.

•	Explain why you “did not recognize any gain or loss from the disposal” in light of an apparent full recovery (in-substance) of amounts owed to you by Ambow Online.

RESPONSE: The Company respectfully advises the Staff that at the disposal date of August 31, 2017, Ambow Online’s all assets and liabilities were transferred to the buyer at the consideration of zero. Ambow Online’s net assets attributable to the Company was offset with the payables to Ambow Online. As a result, no disposal gain or loss was recognized, and no income tax expense was incurred for this transaction. A net payable amounting to RMB 137,532 due to Ambow Online was recorded in Ambow Group’s consolidated balance sheet, and all other amounts were derecognized from Ambow Group’s consolidated balance sheet as of the disposal date. The accounting of disposal of Ambow Online was in accordance with ASC 810-10-40-3A through 40-5 deconsolidation of a subsidiary or a de-recognition of a group of assets.

Dr. Jin Huang

Ambow Education Holding Ltd.

December 28, 2017

20. Subsequent Events, page F-73

6.	We note that you plan to acquire Bay State College, Inc., owner of a for-profit college in Massachusetts. Explain for us the closing and post-closing purchase price consideration to be exchanged in this transaction and how you plan to determine their value. Disclose how you plan to account for this acquisition, and explain for us your consideration of and application of the guidance provided by Rule 3-05 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff:

The aggregate purchase price for the shares of Bay State College, Inc. (the “purchase price”) shall be the sum of (x) the Estimated Closing Component of Purchase Price and (y) the Post Closing Component of Purchase Price, calculated as described in (y)(1) and (y) (2) as below.

(x) According to the acquisition fund payment, the Estimated Closing Component of the Purchase Price paid by the Company was US$2,482 when the stock purchase agreement being signed.

(y) The Post Closing Component of Purchase Price shall be equal to the sum of 1) and 2):

1) the sum of (x) the EBITDA of Bay State College Inc. for its fiscal year ending December 31, 2018 and (y) the EBITDA of Bay State College Inc. for its fiscal year ending December 31, 2019 is less negative than (-One Million Three Hundred and Fifty Thousand Dollars) (-$1,350,000);

2) one of the amounts described in 2.1, 2.2 and 2.3:

2.1 two times the amount by which the EBITDA of Bay State College Inc. for its fiscal year ending December 31, 2020 exceeds One Million Dollars ($1,000,000);

2.2 two times the amount by which the EBITDA of Bay State College Inc. for its fiscal year ending December 31, 2021 exceeds One Million Dollars ($1,000,000); or

2.3 the amount by which EBITDA of Bay State College Inc. for the fiscal year ending December 31, 2020 exceeds $1,000,000 plus the amount by which EBITDA of Bay State College Inc. for its fiscal year ending December 31, 2021 exceeds One Million Dollars ($1,000,000).

Dr. Jin Huang

Ambow Education Holding Ltd.

December 28, 2017

The Company would engage an independent evaluator to evaluate the fair value of the post-closing component of purchase price (contingent consideration) and the fair value of the identifiable assets acquired and the liabilities assumed in Bay State College Inc. at the acquisition date. The Company would use the acquisition method to account for the acquisition of Bay State College Inc. Consideration transferred in the acquisition is measured at the fair value as at the date of acquisition. As of the acquisition date, the Company shall recognize, separately from goodwill, the identifiable assets acquired and the liabilities assumed in Bay State College Inc. at their acquisition-date fair values. Goodwill will be recognized and measured as the excess of the total consideration transferred at the acquisition date over the fair values of the identifiable net assets acquired. The Company shall also recognize the fair value of contingent consideration as part of the consideration transferred in exchange for the Bay State College Inc. and a liability the Company carried at the acquisition date. Changes in fair value of contingent consideration would be reflected in earnings. The planned accounting of this acquisition is disclosed in the Amended F-1.

The Company respectfully advises the Staff that according to Regulation S-X 3-05 (b)(2)(i) and S-X 1-02(w), if none of the significant subsidiary test results exceeds 20 percent, financial statements of the business acquired or to be acquired are not required. And according to Regulation S-X 11-01 (a)(1), (b)(1) and S-X 1-02(w), pro forma financial information shall be furnished when a significant business combination has occurred. The Company evaluated the conditions of Bay State College Inc. according to S-X 1-02(w), and concluded that none of the conditions exceeds 20 percent or 10 percent. Financial statements and pro forma financial information of Bay State College Inc. are not required accordingly.

9. Loan Receivable, page F-68

12. Short-Term Borrowing From Third Party, page F-69

7.	We note from page F-69 that on April 4, 2017, you borrowed $6.0 million in US Dollars (approximately RMB 39.8 million) in order to provide you “with sufficient US dollar denominated currency to meet (your) working capital requirements”. We also note that you loaned a similar amount, approximately RMB 42.7 million, to “an unrelated non-affiliate third party to the Company”, on the same date, April 4, 2017, apparently on the same terms: on an interest free basis and due on April 4, 2018. In this regard:

•	Describe for us any relationships between your borrower and lender in these two transactions;

RESPONSE: The Company respectfully advises the Staff that the borrower and lender have business relationships, which make them agree to lend US Dollar loan to us and accept RMB loan from us with similar amount and terms at the same time.

Dr. Jin Huang

Ambow Education Holding Ltd.

December 28, 2017

•	Explain for us the business purpose for your RMB 42.677 million loan to Suzhou Zhixinliren and why it was made on similar terms as the amount borrowed from Sino Accord Investment Limited; and

RESPONSE: The Company respectfully advises the Staff that in order to meet the Company’s acquisition fund and working capital needs in US Dollars, the Company entered into agreements with Suzhou Zhixinliren and Sino Accord Investment Limited respectively. Through an understanding among the Company, Suzhou Zhixinliren and Sino Accord, the short-term borrowing due to Sino Accord in the amount of US$ 6,000 is “secured” by the loan receivable in the amount of RMB 42,677. It is the understanding among the parties that when the short-term borrowing is repaid, the loan receivable will similarly be collected. It is reflected and disclosed in the Amended F-1.

•	Tell us your consideration of whether or not these financial instruments should be accounted for as derivatives and/or whether one instrument hedges the other and, if so, whether it should be accounted for as a hedge. Please refer to all pertinent authoritative accounting literature in your response.

RESPONSE: The Company respectfully advises the Staff that the short-term borrowing and loan receivable are not derivatives as they don’t meet the definition of derivative and/or hedge instruments. The loan receivable is merely to secure the short-term borrowing. If the short-term borrowing could not be repaid, the loan receivable would not be collected either. There are neither underlying, notional amount, payment provision and initial net investment (according to ASC 815-10-15-83 through 15-139) nor hedged item or transaction and hedging relationships (according to ASC 815-20-25-3) in the contracts.

Exhibit 5.1 – Legal Opinion

8.	We note your response to prior comment 9 that counsel iterated the meaning of “non-assessable” in its opinion as “no further obligation on the holder of the Shares to make any further payment to the Company in respect of the Shares.” This meaning appears to address whether the shares have been fully paid rather than whether the shares are non-assessable. Please have counsel revise its opinion to clarify that a security holder is not liable, solely because of security holder status, for additional assessments or calls on the security by the company or its creditors. For guidance, please refer to Sections II.B.1.a and II.B.1.c. of Staff Legal Bulletin No. 19 (CF).

RESPONSE: The Company respectfully advises the Staff that our counsel has revised their opinion accordingly. Please refer to Exhibit 5.1 in our Amended F-1.

Dr. Jin Huang

Ambow Education Holding Ltd.

December 28, 2017

Exhibit 10.67 – Call Option Agreement

9.	Please explain why Party A is not identified in the call option agreement other than as a limited liability company established under the laws of Taiwan under Section 5.2(1) of the agreement.

RESPONSE: The Company respectfully advises the Staff that we have revised the English translation in the Exhibit of the Amended F-1. Party A should be Ambow Education Management (Hong Kong) Ltd. and it is a company established under the laws of Hong Kong.

Exhibit 10.71 – Loan Agreement

10.	Please explain why the Lender, Ambow Education Management (Hong Kong) Ltd., represents in Section 4.2(1) of the agreement that it is established under the laws of Taiwan.

RESPONSE: The Company respectfully advises the Staff that we have revised the English translation in the Exhibit of the Amended F-1. Ambow Education Management (Hong Kong) Ltd. is a company established under the laws of Hong Kong.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang
Chief Executive Officer